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June 14, 2021
VIA EDGAR AND FEDEX DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:          Keira Nakada
Doug Jones
Cara Wirth
Jacqueline Kaufman
Re:       Riskified Ltd.
Amendment No. 1 to
Draft Registration Statement on Form F-1
Confidentially submitted on May 26, 2021
CIK No. 0001851112
Ladies and Gentlemen:
On behalf of Riskified Ltd. (the “Company”), we are hereby filing a Registration Statement on Form F-1 (the “Registration Statement”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on April 16, 2021, as amended on May 26, 2021 (the “Submission No. 2”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on June 9, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of the Registration Statement, which have been marked to show changes from the Submission No. 2, as well as a copy of this letter.

June 14, 2021 Page 2
For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.
Prospectus Summary, page 8
1.We note your amended disclosure in response to comment 1. We note your statement “[w]e drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences.” With respect to this statement, please disclose what you are using as a baseline comparison for higher sales, reduced fraud, and other operating costs. We also note your statement “[w]ithout Riskified, merchants attempt to solve these problems on their own using a variety of legacy or in-house solutions and manual processes.” Please tell us whether you believe that you have any direct competitors or whether you believe that you are the only ecommerce risk management platform currently available to merchants.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 12, 81, 112, 117 and F-9 to clarify what the Company is using as a baseline comparison for higher sales, reduced fraud and other operating costs. The Company also respectfully advises the Staff that the Company does have direct competitors, as more fully described in the “Business—Competition” section beginning on page 131 of the Registration Statement. The Company also faces competition from a variety of categories of products that compete with different aspects of the Company’s eCommerce risk management platform, such as risk scoring products, liability shift vendors and payment providers with embedded fraud management products.
Strong expertise serving the enterprise market, page 16
2.We note your amended disclosure in response to comment 4. Please explain the significance of focusing on enterprise merchants generating over $75 million in online sales per year, with a view to helping investors understand your business. In this light, we note the three reasons that you provide regarding your ability to support enterprise merchants, but there does not seem to be a clear correlation between your three reasons and the $75 million threshold.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company focuses on enterprise merchants generating over $75 million in online sales per year for strategic and operational reasons. As disclosed on pages 16, 38, 81, 86, 124 and F-15, the Company primarily generates revenues by charging merchants a percentage of every dollar of GMV that it approves. The revenue opportunity available to the Company from a single merchant is therefore a function of its total online sales, or GMV. Onboarding new merchants to the Company’s eCommerce risk management platform, and ongoing platform optimization once onboarded, can be time consuming and resource intensive processes. The Company believes that its resources are best utilized by targeting merchants generating over $75 million in online sales per year because merchants in this segment represent compelling revenue opportunities that meet or exceed our internally developed targets.
In addition, as disclosed on pages 9, 16, 114 and 123, the Company’s eCommerce risk management platform fuels a powerful flywheel effect. As the Company adds more GMV, the

June 14, 2021 Page 3
Company collects more data, which strengthens the predictive power of the Company’s decisioning engine and fuels product innovation. As disclosed on pages 10 and 115, according to management calculations based on data provided by ecommerceDB, online merchants with more than $75 million in annual online sales in 2020 comprised 85% of eCommerce sales made directly from a retailer’s website or mobile app. By targeting merchants in this segment, the Company is able to more effectively collect data and continuously improve the performance of its eCommerce risk management platform.
Finally, merchants generating more than $75 million in annual online sales are typically sophisticated and complex organizations that require fraud solutions that can scale and evolve with them to meet changing internal requirements inherent in enterprise operating environments. As disclosed on pages 16, 124 and 129, Riskified’s eCommerce risk management platform is designed to meet these unique requirements, and in particular, is highly customizable.
3. Revenue Recognition
Disaggregation of Revenue, page F-22
3.We note your response to comment 15. Please disclose that you primarily generate revenues from the chargeback guarantee product and that revenues from other products are not material.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-23.
* * *
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe of LATHAM & WATKINS LLP
cc:       (via email)
Eido Gal, Chief Executive Officer, Riskified Ltd.
Aglika Dotcheva, Chief Financial Officer, Riskified Ltd.
Eric Treichel, Vice President of Legal, Riskified Ltd.
Joshua G. Kiernan, Esq., Latham & Watkins LLP
Stelios G. Saffos, Esq., Latham & Watkins LLP
Brittany D. Ruiz, Esq., Latham & Watkins LLP
Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP